April 16, 1997



Mr. Eugene I. Davis
c/o Emerson Radio Corp.
Nine Entin Road
P.O. Box 430
Parsippany, New Jersey  07054-0430

     Re:  Extension of Employment Agreement

Dear Mr. Davis:

     This letter will serve as confirmation of our agreement to extend the terms of that certain Employment Agreement dated July 7, 1992 (the "Agreement") by and between you and Emerson Radio Corp. ("Emerson"). Under Section 1 of the Agreement, the "Term" as defined therein is to continue until July 7, 1997. By your signature below, you and Emerson agree to extend the Term of the Agreement until March 31, 2000.

      Notwithstanding the terms of the Agreement, you will only be obligated to devote approximately 60% of your business time to services on behalf of Emerson, its subsidiaries and affiliates, including Sport Supply Group, Inc. ("SSG"). You will initially serve as Vice Chairman of Emerson, and will no longer serve as President, and in such other duties or capacities for Emerson and/or its subsidiaries or affiliates (including SSG) from time to time in the future as may be requested or directed by Emerson's Board of Directors, Chairman, or Chief Executive Officer.

      You will continue to receive your current salary from Emerson, subject to adjustment as provided in the Agreement; however, Emerson shall be entitled, in its sole discretion, to credit against its salary obligations to you any amounts you have received or will receive in base compensation from SSG. It is understood that, initially, you shall receive base annual compensation from both companies of $450,000, of which you shall receive $200,000 from SSG and $250,000 from Emerson. You shall also be entitled to all other benefits and privileges currently available to you under the Agreement.

      It is understood that during the 40% of your business time not allocated directly to Emerson or SSG you shall, among other things, be engaged in developing new business opportunities. Any and all such business opportunities shall be subject to a right of first refusal by Emerson or a designated affiliate for a period of no less than 10 business days.

     You expressly agree that upon the written request of the Board of Directors or Chairman of Emerson, you will resign as a director of Emerson, and upon your receipt of such request you will be deemed to have so resigned. Any such resignation from the Board shall not have any effect upon your continued employment by Emerson, your rights under the Agreement, or otherwise.

     Except as specifically amended hereby, the Agreement shall not be deemed to be further amended or modified, and shall remain in full force and effect.

     Please indicate your agreement to the terms of this letter agreement in the space provided below. This letter agreement will be effective as of April 1, 1997.

                                   Very truly yours,

                                   EMERSON RADIO CORP.


                                   By: /s/ Geoffrey P. Jurick
                                       Geoffrey P. Jurick, Chairman
                                       and Chief Executive Officer

ACKNOWLEDGED, UNDERSTOOD, AND
AGREED TO AS OF THE 16th
DAY OF APRIL, 1997


/s/ Eugene I. Davis
EUGENE I. DAVIS